# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TCW Steel City Senior Lending BDC, CIK 0002043133
CUSIP: 000000000
Title of class of securities: Class I Common Shares
Address of issuer's principal executive offices: 200 Clarendon Street, 51st Floor, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 01/22/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002075850

## Reporting persons
- Private Credit Fund C LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 2,728,721; shared voting power 0; sole dispositive power 2,728,721; shared dispositive power 0; aggregate amount beneficially owned 2,728,721 (45.3% of the class)

## Item 1. Issuer
Name of issuer: TCW Steel City Senior Lending BDC
Address of issuer's principal executive offices: 200 Clarendon Street, 51st Floor, Boston, Massachusetts, 02116

## Item 2. Person Filing
Name of person filing: Private Credit Fund C LP
Address of principal business office or, if none, residence: 515 South Flower Street, Los Angeles, California, 90071
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,728,721
Percent of class: 45.3%
Sole power to vote or to direct the vote: 2,728,721
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,728,721
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Private Credit Fund C LP: By: TCW Private Credit Fund C GP LLC, its GP, By: TCW Asset Management Company LLC, its managing member; By: Zach Edelman /s/ Zach Edelman, Zach Edelman / Authorized Person (01/22/2026)